 Rolls-Royce

Rolls-Royce plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44(0) 1332 242424
Fax: + 44(0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


03050398

Direct dial
Direct fax
Date 17 March 2003
Our ref
Your ref

Re: Information for Rolls-Royce plc, No. 82-2821

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 11 – Notification of Directors Share Interests

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce plc



John Warren
Deputy Company Secretary



Full Text Announcement



Company	Rolls-Royce PLC
TIDM	RR.
Headline	Director Shareholding
Released	15:29 17 Mar 2003
Number	PRNUK-1703

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company ROLLS-ROYCE plc

2) Name of director John Edward Victor Rose

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Clydesdale Bank (Head Office)Nominees Ltd a/c TIM

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Trustees of the W. V Rose Grandchildrens Settlement

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market Purchase

7) Number of shares/amount of stock acquired

42,250

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 20p shares

12) Price per share

71p

13) Date of transaction

17 March 2003

14) Date company informed

17 March 2003

15) Total holding following this notification

42,250 non-beneficial interest, 229,689 beneficial interest

16) Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren - Deputy Company Secretary - 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification 17 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company ROLLS-ROYCE plc

2) Name of director John Edward Victor Rose

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

child under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Charles John Victor Rose

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Child under the age of 18

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market Purchase

7) Number of shares/amount of stock acquired

13,793

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 20p shares

12) Price per share

72.5p

13) Date of transaction

17 March 2003

14) Date company informed

17 March 2003

15) Total holding following this notification

229,689 beneficial interest, 42,250 non-beneficial interest

16) Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren - Deputy Company Secretary - 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification 17 March 2003

END

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